GREAT AMERICAN INVESTORS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2025

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

C O N T E N T S

OMB APPROVAL
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SEC FILE NUMBER
8-44380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Great American Investors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6025 Metcalf Lane
(No. and Street)

Overland Park	Kansas	66202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Colburn, Jr.	913-384-1800	tcolburn@greatamericaninvestors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company, CPAs, CHTD
(Name – if individual, state last, first, and middle name)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

1/5/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Colburn, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Great American Investors, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC - State of Kansas
SHELBY L RICHARDS
My Appt. Expires 5/24/26

Shelly L. Richards

Signature: Edward Colburn

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED

505 NORTH MUR-LEN ROAD

OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Great American Investors, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Great American Investors, Inc as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Great American Investors, Inc as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Great American Investors, Inc's management. Our responsibility is to express an opinion on Great American Investors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Great American Investors, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Financial and Operational Combined Uniform Single Report Part IIA and Schedule II – Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Great American Investors, Inc's financial statements. The supplemental information is the responsibility of Great American Investors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Financial and Operational Combined Uniform Single Report Part IIA and Schedule II – Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Great American Investors, Inc's auditor since 2018.

Olathe, Kansas
February 23, 2026

GREAT AMERICAN INVESTORS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	151,729
Commissions receivable		85,761
Other receivables - FINRA		479
Other receivables - Prepaid State Taxes		391
Clearing deposits		10,304
Investment- FAFA		600
Right of use asset		164,957
TOTAL ASSETS	$	414,221

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and other accrued expenses	$	13,830
Accrued payroll taxes		916
Commissions payable		85,487
Lease liability		164,957
Total liabilities		265,190

STOCKHOLDERS' EQUITY

Common stock - 5,000 shares @ $5.00 par value	25,000
Paid in Capital	80,000
Retained earnings	44,031
Total stockholders' equity	149,031

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	414,221

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF INCOME

FOR THE YEAR EANDED DECEMBER 31, 2025

REVENUES			
Commissions		$ 615,872	
Insurance		$ 135,024	
Distribution fees		354,678	
Interest and dividends		65	
Miscellaneous		38,010	
Total revenues		1,143,649	
DIRECT COSTS OF REVENUES			
Commissions	$ 848,807		
Clearing expenses	38,627		
Other charges	-	887,434	
GROSS MARGIN		256,215	
EXPENSES			
Salaries - Officer	18,000		
Salaries - Other	36,000		
Employee Benefit	13,500		
Payroll taxes	4,255		
Bank Service Charge	648		
Compliance	25,534		
Lease Amortization Expense	28,713		
Insurance	2,687		
Licenses and fees	4,803		
Interest Expense	3,937		
Office	6,814		
Postage	537		
Professional services	14,153		
Taxes	2,535		
Telephone/Utilities	4,977		
Arbitration/Mediation Expense (includes legal)	80,439		
Miscellaneous	187		
Total expenses		247,719	
INCOME BEFORE INCOME TAXES		8,496	
PROVISION FOR INCOME TAXES		-	
NET INCOME		$ 8,496	

The accompanying notes are an integral part of these financial statements

EXHIBIT C

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock		Paid-In Capital		Retained Earnings		Total
BALANCE, BEGINNING OF YEAR	$	25,000	$	-	$	35,535	$ 60,535
Additions		-		80,000		-	80,000
Distributions		-		-		-	-
COMPREHENSIVE INCOME							
Net income		-		-		8,496	8,496
BALANCE, END OF YEAR	$	25,000	$	80,000	$	44,031	$ 149,031

The accompanying notes are integral part of these financial statements

4

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	8,496

Adjustments to reconcile net income to net cash
provided by operating activities:

Changes in operating assets and liabilities:

(Increase) decrease in receivables	(27,375)
(Increase) decrease in FINRA Funds	(131)
(Increase) decrease clearing deposits	(65)
(Increase) decrease prepaid expenses	(391)
Increase (decrease) in accounts payable	(58,383)
Increase (decrease) in commissions payable	17,679
Increase (decrease) in payroll liabilities	(6)
Net cash provided by operating activities	(60,176)

CASH PROVIDED (USED) BY INVESTING ACTIVITIES:

Right of use asset	(146,429)
Net cash provided (used) by investing activities	(146,429)

CASH PROVIDED (USED) IN FINANCING ACTIVITIES:

Finance Lease Liability	146,429
Paid in Capital	80,000
Net cash provided (used) in financing activities	226,429

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		19,824
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		131,905
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	151,729

The accompanying notes are an integral part of these financial statements

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

A.   *Revenues from Contracts with Customers*

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

B.   *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities on December 31, 2025, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C.   *Single Reportable Segment*

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including retailing corporate securities of all types (agency transactions), retailing corporate debt securities (riskless principal transactions), retailing variable life insurance or annuities, mutual fund retailer (application way), U.S. Government securities broker and municipal securities broker. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business,

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES (Continued)

predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

D.   *Statement of Cash Flows*

Cash *and Cash Equivalents* - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2025, the Company had no cash equivalents.

At December 31, 2025, the Company had no cash balances in excess of FDIC insured limits.

Cash *Paid - Interest and Taxes* - The amounts of cash paid for interest and taxes for the year ended December 31, 2025 are as follows:

Interest	$3,937
Income taxes	$2,135

E.   *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2025 was $0.

NOTE 2   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2025, the Company had aggregate indebtedness of $100,233 and net capital of $147,561, which resulted in a ratio of .68 to 1 and a ratio requirement of less than its minimum requirement of $5000. Therefore, on December 31, 2025, based on its minimum requirement, the Company had excess net capital of $140,879.

NOTE 3   INVESTMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

All of the Company's investments are Level 1 investments.

There were no investments in marketable securities as of December 31, 2025.

NOTE 4   INCOME TAXES

The Company has elected to be taxed as a Sub-Chapter S Corporation. The company made a Pass Through Entity (PTE) election. The entity paid state income taxes in the amount of $2,135. In addition, the first quarter 2025 estimate, of $391, was paid to the state of Kansas. Subsequently, the company elected to not continue quarterly estimates and set up the $391 as a receivable. Tax years 2022 – 2024 are still open, by statue, and subject to examination by the respective tax jurisdictions.

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE 5 **LEASE COMMITMENT**

We have a finance lease for office space. In June 2025 the Company signed a Third Amendment to extend the lease for 6 more years through July 2031. We have lease payments starting at $2750/month and ending at $2900. In August 2025 the Company recorded a Right of use asset/Lease liability of $175,142.70. Based on available information, an annual interest rate of 5% was used to determine the present value of the lease payments over the term of the lease. As of December 31, 2025, the asset recorded under lease was $164,956.98.

The future lease obligations are as follows for the years ending:

12/31/2026	$25,579.43
12/31/2027	$27,249.98
12/31/2028	$28,644.14
12/31/2029	$30,613.81
12/31/2030	$32,903.77
12/31/2031	$19,965.85

NOTE 6 **RELATED PARTY**

First American Financial Advisors, Inc. (FAFA) is a state registered investment advisor. Edward N. Colburn, Jr. is the sole owner of FAFA and Great American Investors, Inc. (GAI)

NOTE 7 **CONTINGENCIES**

Management is always aware that there is the potential for contingencies. As of December 31, 2025, there were none that the firm (GAI) was aware of.

NOTE 8 **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through the date when the financial statements were available to be issued. No other events were noted that would require further disclosure in the financial statements.

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of: December 31, 2025
Great American Investors, Inc.	

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 149,031	3480
2.	Deduct Ownership equity not allowable for Net Capital			-	3490
3.	Total ownership equity qualified for Net Capital			149,031	3500
4.	Add:				
	A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-	3520
	B.	Other (deductions) or allowable credits (List)		-	3525
5.	Total capital and allowable subordinated liabilities			$ 149,031	3530
6.	Deductions and/or charges:				
	A.	Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 1,470 3540		
	B.	Secured demand note delinquency	- 3590		
	C.	Commodity futures contracts and spot commodities -- proprietary capital charges	- 3600		
	D.	Other deductions and/or charges	- 3610	1,470	3620
7.	Other additions and/or allowable credits (List)			-	3630
8.	Net capital before haircuts on securities positions			$ 147,561	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
	A.	contractual securities commitments	$ - 3660		
	B.	Subordinated securities borrowings	3670		
	C.	Trading and investment securities:			
		1. Exempted securities	3735		
		2. Debt securities	- 3733		
		3. Options	3730		
		4. Other securities	3734		
	D.	Undue Concentration	3650		
	E.	Other (List)			
			- 3736		
				-	3740
10.	Net Capital			$ 147,561	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

10

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of December 31, 2025
Great American investors, Inc.	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	6,682	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	6,682	3760
14.	Excess net capital (line 10 less 13)	140,879	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12	137,538	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				100,233	3790
17.	Add:					
	A.	Drafts for immediate credit	-	3800		
	B.	Market value of securities borrowed for which no equivalent value is paid credited		3810		
	C.	Other unrecorded amounts (List)		3820	-	3830
19.	Total aggregate indebtedness				100,233	3840
20.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	67.93%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)			%	-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
23.	Net capital requirement (greater of line 21 or 22)		3760
24.	Excess capital (line 10 less 23)		3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Schedule II

Great American Investors, Inc.

Computation of Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under Rule
15c3-3 of the Securities and Exchange Commission

December 31, 2025

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c-3 and Footnote 74.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Great American Investors, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Great American Investors, Inc identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Great American Investors, Inc claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) the Customer Protection Rule and (2) Great American Investors, Inc stated that Great American Investors, Inc met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Great American Investors, Inc's management is responsible for compliance with the exemption provisions and its statements, as well as the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Great American Investors, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Olathe, Kansas
February 23, 2026

GREAT AMERICAN INVESTORS, INC.

INVESTMENT SECURITIES

6025 METCALF LANE, OVERLAND PARK, KANSAS 66202
PH (913) 384-1800 ▪ FAX (913) 384-1806

Great American Investors, Inc. Exemption Report

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294

Great American Investors, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. § 240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15C3-3(k)(2)(ii) throughout the most recent reporting year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are solely limited to: *effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company.* During the reporting period, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined by Rule 15c3-3).

4. The Company met the identified exemption provisions in Footnote 74 of the SEC Release No 34-70073 throughout the most recent reporting year without exception.

Great American Investors, Inc.

I, Edward N. Colburn, Jr., swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _Edward N Colburn_

Title: _President, Owner_

February 23, 2026